Exhibit (a)(5)(F)

EFiled: Dec 27 2013 02:54PM EST Transaction ID 54763036 Case No. 9206-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

CHARLOTTE GILBERT, individually and on
behalf of all others similarly situated,

Plaintiff,

v.

NUPATHE INC., ARMANDO ANIDO,
WAYNE P. YETTER, MICHAEL COLA,

JAMES A. DATIN, WILLIAM J. FEDERICI,

RICHARD S. KOLLENDER, ROBERT P.
ROCHE, JR., BRIAN J. SISKO, ENDO

HEALTH SOLUTIONS INC., and DM

MERGER SUB INC.,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No.

VERIFIED CLASS ACTION COMPLAINT
FOR BREACH OF FIDUCIARY DUTY

Plaintiff Charlotte Gilbert (“Plaintiff”), by her attorneys, alleges upon information and belief, except for her own acts, which are alleged on knowledge, as follows:

1.                                      Plaintiff brings this class action on behalf of the public stockholders of NuPathe Inc. (“NuPathe” or the “Company”) against NuPathe’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Endo Health Solutions Inc. (“Endo”) for inadequate consideration and without providing material information.

2.                                      On December 15, 2013, Endo and the Company announced a definitive agreement under which Endo, through its indirectly wholly owned subsidiary DM Merger Sub Inc. (“Merger Sub”), will commence a tender offer to acquire all of the outstanding shares of NuPathe for a purchase price of $2.85 per share in cash (the “Proposed Transaction”). The value of the initial tender offer is approximately $105 million.

3.                                      NuPathe stockholders will also have the contractual right to receive up to an additional $3.15 per share in contingent cash consideration payments (“CCCP”) payable able upon certain sales milestone achievements of the Company’s ZECUITY product. Namely, the right to receive cash consideration of $2.15 per share if net sales of ZECUITY exceed $100 million during any four-quarter period prior to the ninth anniversary of the first commercial sale of ZECUITY (the “First Net Sales Milestone”) and the right to receive an additional $1.00 per share if net sales of ZECUITY exceed $300 million during any four-quarter period prior to the ninth anniversary of the first commercial sale of ZECUITY (the “Second Net Sales Milestone”).

4.                                      On December 23, 2013, Endo and the Company announced the commencement of the Tender Offer that is set to expire at 12:00 a.m. on January 22, 2014.

5.                                      The Board members have breached their fiduciary duties by agreeing to the Proposed Transaction for inadequate consideration. As described in more detail below, given NuPathe’s recent strong performance as well as its future growth prospects, the consideration stockholders will receive is inadequate and undervalues the Company.

6.                                      Additionally, the Board conducted a flawed and inadequate process. The Board pursued a transaction with Endo without any reasonable basis for determining that it maximized stockholder value.

7.                                      Defendants have exacerbated their breaches of fiduciary duty by agreeing to unreasonable deal protection devices that could prevent other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated December 15, 2013 (the “Merger Agreement”), defendants agreed to: (i) a strict no-solicitation provision that prohibits the Company from soliciting other potential acquirers or from continuing ongoing discussions with potential acquirers; (ii) a provision that provides Endo with at least two (2) business days to adjust the terms of the Merger Agreement in the event the Board is considering recommending any competing proposal; and (iii) a provision that requires the Company to pay Endo a termination fee of $5 million in order to enter into a transaction with a superior bidder. These provisions unreasonably inhibit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of NuPathe.

8.                                      On December 23, 2013, the Company filed a Schedule 14D-9 (the “Recommendation Statement”) with the United States Securities and Exchange Commission (the “SEC”) in connection with the Tender Offer that fails to provide the Company’s stockholders with material information and/or provides them with materially misleading information thereby rendering the stockholders unable to make an informed decision on whether to tender their shares.

9.                                      The Individual Defendants have breached their fiduciary duties, and ENDO and DM Merger Sub Inc. have aided and abetted such breaches by NuPathe’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

PARTIES

10.                               Plaintiff is, and has been at all relevant times, the owner of shares of common stock of NuPathe.

11.                               NuPathe is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal executive offices at 7 Great Valley Parkway, Suite 300, Malvern, Pennsylvania, 19355. NuPathe is named herein solely for the purpose of providing full and complete relief.

12.                               Defendant Armando Anido (“Anido”) has served as the Chief Executive Officer of the Company since July 2012. Anido was concurrently elected to the Company’s board of directors.

13.                               Defendant Wayne P. Yetter (“Yetter”) has served as the Company’s Chairman of the Board since July 2010. He has been a director of the Company since July 2010. Yetter is currently a member of the Audit Committee.

14.                               Defendant Michael Cola (“Cola”) has been a director of the Company since December 2006. Cola previously served as Chairman of the Board from December 2006 through July 2010. Cola is currently the chair of the Nominating and Corporate Governance Committee and a member of the Compensation Committee.

15.                               Defendant James A. Datin (“Datin”) has been a director of the Company since October 2012. Datin is currently a member of the Nominating and Corporate Governance Committee.

16.                               Defendant William J. Federici (“Federici”) has been a director of the Company since January 2011. Federici is currently the chair of the Audit Committee.

17.                               Defendant Richard S. Kollender (“Kollender”) has been a director of the Company since October 2012. Kollender had previously served as a director of the Company from December 2007 through June 2011. Kollender is currently the chair of the Compensation Committee.

18.                               Defendant Robert P. Roche, Jr. (“Roche”) has been a director of the Company since July 2010. Roche is currently a member of both the Audit Committee and the Compensation Committee.

19.                               Defendant Brian J. Sisko (“Sisko”) has been a director of the Company since October 2012. Sisko is currently a member of the Nominating and Corporate Governance Committee.

20.                               Defendants referenced in ¶¶ 12 through 19 are collectively referred to as Individual Defendants and/or the Board.

21.                               Defendant Endo is a Delaware Corporation with its headquarters located at 1400 Atwater Driver, Malvern, PA, 19355. Endo is a U.S.-based specialty healthcare company with four distinct business segments: manufacturing and distributing branded pharmaceuticals, manufacturing and distributing generic pharmaceuticals, supplying medical devices and procedures for pelvic health, and providing urological health services. Endo’s current operating companies include AMS, Endo Pharmaceuticals, HealthTronics, and Qualitest.

22.                               Defendant Merger Sub is a Delaware corporation and an indirect wholly owned subsidiary of Endo, created for the purposes of effectuating the Proposed Transaction.

CLASS ACTION ALLEGATIONS

23.                               Plaintiff brings this action as a class action pursuant to Court of Chancery Rule 23 on behalf of owners of NuPathe common stock (the “Class”) as of December 16, 2013, the date on which the Company announced the Proposed Transaction. Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

24.                               This action is properly maintainable as a class action.

25.                               The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. According to the Merger Agreement, as of the close of business on November 30, 2013, over 31 million shares of common stock were represented by the Company as outstanding. All members of the Class may be identified from records maintained by NuPathe or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to that customarily used in securities class actions.

26.                               Questions of law and fact are common to the Class, including, inter alia, the following:

(i)                                     Have the Individual Defendants breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)                                  Have the Individual Defendants breached their fiduciary duty to maximize stockholder value in connection with the Proposed Transaction;

(iii)                               Have the Individual Defendants failed to provide NuPathe’s stockholders with material information necessary for them to make an informed decision regarding whether or not to tender their shares;

(iv)                              Have Endo and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(v)                                 Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

27.                               Plaintiff’s claims are typical of the claims of the other members of the Class. Plaintiff and the other members of the Class have suffered, or will suffer, substantial harm as a result of defendants’ wrongful conduct as alleged herein.

28.                               Plaintiff is committed to prosecuting this action, will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent.

29.                               The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

30.                               Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

31.                               Defendants have acted on grounds generally applicable to the class, making appropriate final injunctive relief with respect to the Class as a whole.

FURTHER SUBSTANTIVE ALLEGATIONS

Company’s Background and its Poise for Growth

40.                               NuPathe, founded in 2005, is a specialty pharmaceutical company focused on innovative neuroscience solutions for diseases of the central nervous system including neurological and psychiatric disorders. The Company’s slogan is “Innovating Neuroscience” — NuPathe claims to focus on addressing unmet needs in large patient populations.

41.                               NuPathe’s first commercial product is ZECUITY, a patch for treatment of adult migraine. The Company’s pipeline product candidates include a product for the continuous symptomatic treatment of Parkinson’s disease and a product for the long-term treatment of schizophrenia and bipolar disorder.

42.                               ZECUITY was approved by the U.S. Food and Drug Administration in January for acute treatment of migraine with or without aura in adults. The product is a disposable, single-use, battery-powered patch that transmits the active ingredient sumatriptan through skin. ZECUITY is currently the first and only FDA approved patch to treat migraine.

43.                               NuPathe’s recent financial results make clear the Company’s focus on and commitment to the commercialization of ZECUITY. The Company’s November 14, 2013 press release for the third quarter of fiscal 2013 disclosed that:

Management estimates that the Company’s existing cash and cash equivalents will be sufficient to fund operations and debt service obligations through January of 2014. The additional capital that the Company will require to fund operations and debt service obligations beyond that point and launch Zecuity will depend largely upon the timing, scope, terms and structure of a commercial partnership for Zecuity. To address its capital needs, the Company is considering a range of possible transactions including corporate collaborations, partnerships and other strategic transactions; debt and equity financings and other funding transactions.

44.                               NuPathe’s financial future clearly depended on gaining additional funding to maximize the commercial potential of ZECUITY. However, the Board still had a fiduciary responsibility to NuPathe’s stockholders not to offer up the Company for an unfair price or without a diligent process. In spite of these duties, the Board chose to offer up the Company to Endo for inadequate consideration, thereby depriving NuPathe’s public stockholders of the ability to enjoy the upcoming commercial prospects of ZECUITY as well as the long-term business prospects of the other products in development at NuPathe.

The Process Leading to the Proposed Transaction

45.                               On November 7, 2012, the Board authorized management to pursue a formal strategy of finding strategic and financing opportunities. Following the authorization, MTS Health Partners, L.P. (together with its affiliates, “MTS”), at the Company’s direction, began contacting a range of strategic parties.

46.                               Throughout January 2013, the Company conducted meetings with various strategic parties to assess their interest in a potential partnership, merger or acquisition or other strategic transactions.

47.                               On January 29, 2013, MTS sent preliminary process letters to ten parties who had expressed interest in a strategic transaction with the Company. In mid-February,

five additional parties were also sent preliminary process letters. The preliminary process letters requested initial, non-binding indications of interest by March 1, 2013.

48.                               On May 22, 2013, Company H and MTS began exploratory discussions regarding a co-promotion partnership transaction regarding ZECUITY between Company H and the Company. Company H proposed partnership terms to the Company, providing for a $10,000,000 upfront payment, a profit share of 70% for Company H and 30% for the Company, Company H to fund losses, and a one-time milestone payment of $35,000,000 if net annual sales reached $350,000,000, with manufacturing done by the Company at cost plus 15%.

49.                               On October 10, 2013, a partner of Quaker Partners, a stockholder of the Company, reintroduced Defendant Anido with a senior executive at Endo to determine if Endo had an interest in a partnership for ZECUITY.

50.                               On October 17 and October 22, 2013, MTS and Company H met to clarify the terms of Company H’s co-promotion offer. Company H stated that it was willing to hold contract negotiations with the Company but that it would not improve on the majority of the terms in its May 22, 2013 proposal.

51.                               On October 23, 2013, the Company’s management met with members of Endo’s branded product commercial team to discuss a potential commercial partnership for ZECUITY.

52.                               On October 30, 2013, the Board met with management, MTS, and the Company’s legal counsel to evaluate the Company’s ongoing financing, partnership and strategic efforts and to provide direction to management and MTS regarding the next steps, including a potential sale of Endo.

53.                               On November 1, 2013, Defendant Anido met with Brian Lortie (“Lortie”), an Endo employee, to discuss a potential commercial partnership for ZECUITY. On November 4, 2013, Endo began business and corporate due diligence regarding the Company.

54.                               On November 6, 2013, the Company’s management and MTS discussed the terms of a co-promotion transaction with Company H.

55.                               On November 8, 2013, the Company’s management met with Endo’s executive management team. During this meeting, the first discussions regarding Endo acquiring the Company took place.

56.                               On November 13, 2013, Company H informed MTS that it was willing to move forward with the proposed co-promotion transaction and that it would begin drafting a definitive agreement to present to the Company.

57.                               On November 15, 2013, Endo confirmed that it was interested in entering into acquisition discussions with the Company.

58.                               On November 18, 2013, Endo’s CEO, Rajiv De Silva (“De Silva”), presented Defendant Anido a non-binding, verbal offer to acquire the Company for $2.65 per share in cash and $2.00 per share in contingent consideration, with the acquisition structured as a purchase of the assets related to ZECUITY. De Silva requested an exclusive negotiating period. Later that day, De Silva submitted a written non-binding indication of interest to the Company.

59.                               On November 19, 2013, the Company’s management, as well as MTS, met with Endo to clarify Endo’s proposal. Endo proposed an acquisition of only the assets related to ZECUITY, but the Company expressed a preference that Endo acquire the entire Company.

60.                               On November 20, 2013, the Board directed Defendant Anido to pursue an acquisition by Endo of the entire Company, not just the assets related to ZECUITY. Later that day, Defendant Anido met with Lortie and De Silva and negotiated to improve Endo’s offer to $2.85 per share in upfront cash and contingent consideration of $2.15 per share upon $100,000,000 in net sales and $1.00 per share upon $300,000,000 in net sales, and to structure the transaction as an acquisition of the entire Company rather than just the assets related to ZECUITY.

61.                               On November 21, 2013, Company H submitted its initial proposed definitive agreement to MTS.

62.                               On November 22, 2013, the Company and Endo executed an exclusivity agreement as to mergers and acquisitions activity between the two companies for 21 days, with two automatic extensions of seven days provided the discussions were progressing.

63.                               On December 4, 2013, Endo sent the Company Endo’s proposed initial draft merger agreement, and, on December 5, 2013, Endo sent the Company Endo’s initial draft of the contingent cash consideration agreement.

64.                               On December 6, 2013, the Company met with Company H to discuss its co-promotion transaction proposal.

65.                               On December 9, 2013, Endo and its legal counsel met with the Company’s legal counsel to negotiate the first round of comments to the draft transaction documents.

66.                               On December 9 and 10, 2013, Anido and De Silva discussed the timing related to the contingent cash payments in Endo’s proposal, and agreed that an increase from five years to nine-years was appropriate, and that they should work towards an announcement of the transaction on Monday, December 16, 2013.

67.                               On December 10 and 11, 2013, the Company’s legal counsel and Endo’s legal counsel had further discussions, including the degree to which Endo would commit to fund the Company’s ordinary course operations between signing and closing.

68.                               On December 12, 2013, the Company and Company H met for a negotiation session, but the upfront and milestone payment and profit split offered by Company H in its May 22, 2013 proposal remained unchanged.

69.                               On December 13 and December 14, 2013, the Company’s management and legal counsel continued to negotiate with Endo’s legal counsel.

70.                               On December 15, 2013, the Board met to discuss the terms of Endo’s proposal. It decided to recommend that the Company’s stockholders accept Endo’s offer and tender their shares to Merger Sub pursuant to the offer. Defendant Anido contacted Company H to cease negotiations with it, and the Merger Agreement was signed by the Company and Endo that evening.

71.                               The Company contacted a total of 47 companies throughout the process, with the Company entering into confidential discussions with approximately half of the companies.

The Consideration Offered is Inadequate

72.                               Given the Company’s recent strong performance, positioning for continued growth, and the valuable synergies an acquisition of NuPathe offers to Endo, the Proposed Transaction consideration is inadequate and significantly undervalues the Company.

73.                               The Proposed Transaction provides a premium of just 23.9% based on the closing price of $2.30 per share of NuPathe stock on December 13, 2013. Furthermore, as recently as December 9, 2013 NuPathe’s stock closed at a price of $2.40 per share. Thus in comparison to NuPathe’s closing price just one week before the announcement of the Proposed Transaction, Endo is offering NuPathe stockholders a premium of only 18.75%

74.                               Furthermore, at the start of 2013 NuPathe stock traded in excess of the Proposed Transaction offer price of $2.85. On January 22, 2013 NuPathe’s stock closed at $3.81 per share.

75.                               According to Yahoo Finance, at least one Wall Street analyst had a price target of $8.00 per share before the Proposed Transaction was announced. Out of two brokers, the mean price target was $6.50 and the low target was $5.00, substantially higher than the initial compensation offered per share by Endo.

76.                               Even assuming that NuPathe stockholders will eventually receive the maximum potential additional compensation for their shares, total compensation per share will still only be $6.00; $1.50 less than the mean target price suggested by the analyst opinions on Yahoo Finance.

77.                               In addition, the Proposed Transaction consideration fails to adequately compensate NuPathe’s stockholders for the significant synergies created by the merger. The Proposed Transaction is a valuable strategic merger for Endo, as recognized by Endo’s President and CEO Rajiv De Silva in a December 16, 2013 press release announcing the Merger Agreement. De Silvia stated: “The acquisition of NuPathe enhances our branded pharmaceutical portfolio and is well aligned with our strategy of acquiring late-stage products for commercialization.”

78.                               Endo further described the Proposed Transaction on their website with the headlines: “Accretive transaction furthers Endo’s transformation into leading specialty healthcare company” and “Builds on Endo’s leadership in pain management through addition of ZECUITY® (sumatriptan iontophoretic transdermal system), the first and only FDA approved patch to treat migraine.”

79.                               Despite the significant synergies inherent in the transaction for Endo, however, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to Endo.

80.                               Endo is seeking to acquire the Company at the most opportune time, at a time when the Company is on the brink of enjoying the fruits of the significant time, effort, and expense NuPathe has spent on the development and market readiness of ZECUITY.

The Unreasonable Deal Protection Devices

81.                               As part of the Merger Agreement, Defendants agreed to certain onerous and unreasonable deal protection devices that may serve to preclude competing offers that might otherwise emerge for the Company.

82.                               Section 6.5 of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Endo. § 6.5(a) requires that the Company terminate any and all prior or ongoing discussions with other potential acquirers, and also includes a provision whereby the Company may not waive any standstill agreement without informing Endo both orally and writing no later than 24 hours prior to the entrance of the waiver.

83.                               Pursuant to § 6.5(a) and (c) of the Merger Agreement, should an unsolicited bidder submit a competing proposal or any inquiry reasonably expected to lead to a competing proposal, the Company must notify Endo of the bidder’s identity and the terms of the bidder’s offer. § 6.5(b) demands that if the Board determines to enter into a superior competing proposal, it must notify Endo of its intent to do so at least two (2) business days prior. Before making its recommendation, the Board must then take into account any changes to the terms of the Merger Agreement proposed by Endo in response. In other words, the Merger Agreement gives Endo access to any rival bidder’s information and allows Endo a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Endo and piggy-back upon the due diligence of the foreclosed second bidder.

84.                               The Merger Agreement also provides that a termination fee of $5 million must be paid to Endo by NuPathe if the Company decides to pursue a competing offer, thereby essentially requiring that a competing bidder agree to pay a naked premium for the right to provide the stockholders with a superior offer.

The Individual Defendants’ Self-Dealing

85.                               Company’s directors and executive officers collectively hold 730,154 stock options, 1,969,447 restricted stock units (“RSU”), and 99,598 shares of restricted stock. Upon the consummation of the Proposed Transaction, any outstanding and unexercised stock option (whether vested or unvested) will be canceled and converted into a right for the holder to receive, at the earliest Valuation Point (each of the Proposed Transaction’s effective date, the First Net Sales Milestone, and the Second Net Sales Milestone): (1) an amount in cash equal to the multiple of (a) the number of shares subject to such option and (b) the excess of the offer price over the exercise price; and (2) the right to receive the appropriate CCCP depending on the milestone met for each share subject to an option. Similarly, under the Merger Agreement, immediately before the Proposed Transaction’s effective date, all outstanding shares of restricted stock and RSUs (whether vested or unvested) will be cancelled and the holder will receive $2.85 per share and the right to receive the CCCP for each RSU and restricted stock. As a result, the Company’s officers and directors will collectively receive at least approximately $6.183 million in cash, and up to approximately $8,293,286 in cash if the CCCPs are met. The below charts details the cash payouts that each officer and director will receive upon the consummation of the Proposed Transaction:

Name	Vested Stock Options	Unvested Stock Options	Vested RSUs	Unvested RSUs	Restricted Stock
Armando Anido	0	0	599,930	670,070
Terri B. Sebree	151,477	0	47,282	118,947	25,907
Keith A. Goldan	99,704	0	45,722	87,387	28,165
Michael F. Marino	0	0	63,750	108,750	21,984
Gerald W. McLaughlin	85,749	0	45,722	87,387	23,542
Wayne P. Yetter	41,341	15,505	0	13,500	0
Michael Cola	116,941	15,505	0	13,500	0
James A. Datin	0	15,505	0	13,500	0
William J. Federici	45,955	15,505	0	13,500	0
Richard S. Kollender	0	15,505	0	13,500	0
Robert P. Roche, Jr.	86,467	15,505	0	13,500	0
Brian J. Sisko	0	13,500	0	13,500	0

Name	Total Consideration Payable in Respect of Options, RSUs and Restricted Shares at the Effective Time	Total Potential Consideration Payable in Respect of Options, RSUs and Restricted Shares Upon Payment of CCCPs
Armando Anido	$3,619,500	$4,000,500
Terri B. Sebree	$665,515	$1,041,576
Keith A. Goldan	$512,219	$777,719
Michael F. Marino	$522,952	$578,000

Gerald W. McLaughlin	$503,554	$726,481
Wayne P. Yetter	$46,838	$142,952
Michael Cola	$96,548	$358,293
James A. Datin	$38,475	$83,160
William J. Federici	$40,585	$156,216
Richard S. Kollender	$38,475	$83,160
Robert P. Roche, Jr.	$59,979	$262,069
Brian J. Sisko	$38,475	$83,160

86.                               The Company has also entered into employment agreement with Defendant Anido that contain change of control provisions, which entitle him to significant payments if certain conditions are met following a change in control. Specifically, Defendant Anido’s employment agreement provides that if he is terminated without cause or he resigns for good reason following a change in control, he shall be paid a lump sum in cash equal to 150% of his base salary and a pro-rate annual bonus.

The Company’s Recommendation Statement is Materially Misleading and Omits Material Information

87.                               To make matters worse, on December 23, 2013, 2013, the Company filed its Recommendation Statement with the SEC and disseminated it to the Company’s public stockholders in an attempt to convince stockholders to vote in favor of the Proposed Transaction. The Recommendation Statement fails to provide the Company’s stockholders with material information and/or provides them with materially misleading information critical to the total mix of information available to the Company’s stockholders concerning the financial and procedural fairness of the Proposed Transaction. Without such information NuPathe’s stockholders cannot make a fully informed decision about whether to vote in favor of the Proposed Transaction.

Disclosures Concerning the Company’s Prospective Financial Information

88.                               The Recommendation Statement fails to disclose whether the Company prepared financial forecasts were prepared in the ordinary course or in connection with the Potential Transaction.

Disclosures Concerning MTS’s Analyses

89.                               The Recommendation Statement also fails to disclose certain data and inputs underlying the financial analyses supporting the fairness opinion of the Board’s financial advisor, MTS, including:

(a)                                 With respect to the Forward Discounted Multiple Analysis:

(i)                                     The multiples observed for each of the selected companies;

(ii)                                  The deal value implied EBITDA multiples for NuPathe;

(iii)                               How the selected companies in the stand-alone case are “similar to certain operations and products of the Company”;

(iv)                              The financial characteristics of the companies, such as the market capitalization, revenue, profits margins and EBITDA margins;

(b)                                 With respect to the Comparable Companies Analysis;

(i)                                     The multiples observed for each of the selected companies; and

(ii)                                  The financial characteristics of the companies, such as transaction size, revenue, profits margins, and EBITDA margins for those selected companies;

(c)                                  With respect to the Comparable Acquisitions Analysis:

(i)                                     The multiples observed for each of the selected transactions; and

(ii)                                  The financial characteristics of the transactions, such as transaction size, revenue, profits margins, and EBITDA margins for those selected companies;

(d)                                 With respect to the Discounted Cash Flow Analysis:

(i)                                     The public central nervous system companies that MTS looked at to calculate a range of discount rates from 14.0% to 16.0% was appropriate;

(ii)                                  The analysis that MTS performed on the public central nervous system companies to calculate a range of discount rates from 14.0% to 16.0%;

(iii)                               The companies MTS looked at to calculate a range of discount rates from 11.0% to 13.0%; and

(iv)                              The analysis that MTS performed to calculate a range of discount rates from 11.0% to 13.0%.

Disclosures Concerning the Flawed Process

90.                               The Recommendation Statement states the Company entered into confidential discussions with approximately half of the 47 companies it contracted, but fails to disclose whether the Company and the contacted companies signed confidentiality agreements and, if so, whether the confidentiality agreements contained standstill provisions, and if the terms of those standstill provisions are currently precluding the interested parties from making a bid for the Company.

91.                               The Recommendation Statement fails to disclose how the members of the Transaction Committee were selected.

92.                               The Recommendation Statement fails to disclose the criteria used to select the strategic parties the Company contacted in early 2013, and whether the strategic parties included any financial buyers.

93.                               The Recommendation Statement fails to disclose the scope of MTS’s engagement by the Company.

94.                               The Recommendation Statement fails to disclose the identity of the partner of Quaker Partners that reintroduced Defendant Anido with a senior executive at Endo, and whether that partner was Defendant Kollender, who is himself a partner at Quarter Partners, and, if not, the relationship between that partner and Defendant Kollender.

95.                               The Recommendation Statement fails to disclose whether any of Defendants or their associates, including Defendants Kollender and McLaughlin, have a current relationship with Endo, and, if so, the nature of that relationship.

96.                               The Recommendation Statement fails to disclose why Anido and De Silva agreed that they should work towards an announcement of the transaction on Monday, December 16, 2013, as the Company met with Company H on December 12, 2013.

97.                               The Recommendation Statement fails to disclose whether Endo was identified as one of the 47 strategic parties, and, if not, why not.

Disclosures Concerning Individual Defendants’ Self-Dealing

98.                               The Recommendation Statement states that Endo may retain certain members of the Company’s management, but fails to disclose who these persons are and whether any discussions with them regarding continued employment have taken place, and, if so, the contents of such discussions.

99.                               Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

100.                        Plaintiff repeats all previous allegations as if set forth in full herein.

101.                        The Individual Defendants have breached their fiduciary duties owed to the public stockholders of NuPathe and have acted to put their personal interests ahead of the interests of NuPathe stockholders.

102.                        The Individual Defendants’ agreement to the Proposed Transaction will result in a change of control of the Company which imposes heightened fiduciary responsibilities to maximize NuPathe’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court. Specifically, because the Proposed Transaction will effectuate a change of control of the Company, the defendants had a duty to use their best efforts to obtain the best and highest value reasonably obtainable for the Company’s stockholders. The defendants’ actions in this regard are subject to enhanced judicial scrutiny, and defendants bear the burden of demonstrating that their actions were reasonably undertaken for the purposes of maximizing stockholder value.

103.                        The Individual Defendants have breached their fiduciary duties owed to the stockholders of NuPathe because, among other reasons:

(a)                                 They failed to take steps to maximize the value of NuPathe to its public stockholders and took steps to avoid competitive bidding;

(b)                                 They failed to properly value NuPathe; and

(c)                                  They agreed to unreasonable deal protection devices.

104.                        As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of NuPathe’s assets and will be prevented from benefiting from a value-maximizing transaction.

105.                        Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

106.                        Plaintiff and the Class have no adequate remedy at law.

COUNT II

Breach of Fiduciary Duty — Disclosure

(Against Individual Defendants)

107.                        Plaintiff repeats all previous allegations as if set forth in full herein.

108.                        The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose in a non-misleading way to Plaintiff and the Class all information material to the decisions confronting NuPathe’s stockholders.

109.                        As set forth above, the Individual Defendants have breached their fiduciary duty through materially misleading disclosures and material disclosure omissions.

110.                        As a result, Plaintiff and the Class members are being harmed irreparably.

111.                        Plaintiff and the Class have no adequate remedy at law.

COUNT III

Aiding and Abetting

(Against Endo and DM Merger Sub Inc.)

112.                        Plaintiff repeats all previous allegations as if set forth in full herein.

113.                        As alleged in more detail above, defendants Endo and DM Merger Sub Inc. have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

114.                        As a result, Plaintiff and the Class members are being harmed.

115.                        Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A)                               declaring this action to be a class action and certifying Plaintiff as the Class representative and his counsel as Class counsel;

(B)                               enjoining, preliminarily and permanently, the Proposed Transaction;

(C)                               in the event that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D)                               directing that defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E)                                awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F)                                 granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Respectfully submitted,

Dated: December 27, 2013	By:	/s/ Ryan M. Ernst
Ryan M. Ernst (No. 4788) Daniel P. Murray (No. 5785) O’Kelly Ernst & Bielli, LLC 901 N. Market St.
Suite 1000
Wilmington, DE 19801
(302) 778-4000

Attorney for Plaintiff

OF COUNSEL:

LEVI & KORSINSKY, LLP

Donald J. Enright

Elizabeth K. Tripodi

1101 30th Street, N.W., Suite 115

Washington, DC 20007

(202) 524-4290